9/29

04045615

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ReGen Therapeutics Plc

*CURRENT ADDRESS N Lott, 8 Baker Street
London W1U 3LL
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 0 2004
THOMSON
FINANCIAL

FILE NO. 82- 34822 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: EBS

DAT : 10/13/04

AR/S
12-31-03

ReGen Therapeutics Plc

Report and Financial Statements

Year Ended

31 December 2003

BDO

BDO Stoy Hayward
Chartered Accountants

Annual report and financial statements for the year ended 31 December 2003

Contents

Directors

P W C Lomax	(Executive Chairman)
M C R Beveridge	(Non Executive Deputy Chairman)
K B Corbin	(Channel Islands) (Non Executive Director)
N A C Lott	(Finance Director)
M J Small	(New Projects Director)
T S Shilton	(Development Director)

Secretary and registered office N Lott, 8 Baker Street, London, W1U 3LL.

Company number 3508592

Business address Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Auditors BDO Stoy Hayward LLP, 8 Baker Street, London, W1U 3LL.

Nominated adviser Nabarro Wells & Co Limited, Saddlers House, Gutter Lane, Cheapside, London, EC2V 6BR.

Broker Hoodless Brennan & Partners PLC, 40 Marsh Wall, Docklands, London, E14 9TP.

Legal Advisors Hale and Dorr, Alder Castle, 10 Noble Street, London, EC2V 7QJ.

Summary

Developing a treatment for Alzheimer's Disease

ReGen Therapeutics Plc is a company developing Colostrinin™ as a treatment for Alzheimer's disease. This is a silent epidemic of dementia that is occurring in societies with ageing populations. Currently there is no adequate treatment for this illness on the market.

Highlights of 2003

- *Raised £2.7m.*
- Mode of action defined and results published in Journal of Molecular Neuroscience.
- In vitro/in vivo assay models developed.
- A patent was filed on the new manufacturing process.
- Manufacturing scale up *started with a US bovine colostrum processor.*

Chairman's statement

2003 was a year of solid achievement for ReGen Therapeutics Plc on the financial, scientific development and commercial fronts.

Financials

Administrative costs (excluding development costs) were 25% lower in 2003 compared with 2002. This reflected primarily the reduction in salary overheads following the departure of three executives in 2002 and no recruitment to replace them.

Development costs fell by 44% but this reflected the ending of the clinical trials in the second quarter of 2002. During 2003 we conducted no clinical trials. Clinical trials are very much more expensive than individual pieces of laboratory scientific/development work. In fact our scientific/development spending rose during the year.

The amounts written off current asset investment in 2002 and 2003 reflect the disparity between the price we actually paid for our investment trust shares in paper and our realisation price. It must be stressed, however, that this is a paper loss. In fact this innovative financing enabled us to raise cash more cheaply and at a higher price than more conventional fundraising methods, which were not then open to us because of poor market conditions at the time. During the year by conventional methods we placed stock at 0.75p, 1.5p and 2p, an average price of 1.36p. Our prices per ReGen share for our three sales of Investment Trust stocks were 1.25p, 1.3p and 2.5p an average price of 1.65p.

Turning now to the Balance Sheet the principal changes come within current assets. Our investments have now been sold. As I have said previously we are not an investment company but we were merely using this as part of our funding. Debtors increased by two and a half times, but this reflects cash of £402,000 due to us from Hoodless Brennan in respect of the December placing and subsequently paid to us in January 2004. Most importantly from our point of view, cash at bank was almost £1m (2002 £6,570). Whilst we have plans to expand our development programme during the coming year and are also into manufacturing scale-up, this amount of cash, relative to our potential needs, is very reassuring.

Scientific and Commercial Development

During the year we have been working with a number of collaborators, most notably The University of Texas Medical Branch (UTMB), on developing our science.

Activity has focused on developing a greater understanding of the mode of action of Colostrinin™, which in turn has enabled development of bio-assays and the identification of animal (in-vivo) models. These are crucial elements in developing an effective manufacturing process and fully evaluating the therapeutic potential of Colostrinin™ in Alzheimer's and other diseases. Progress made to date encourages the Board to believe that continuation of this work will place ReGen in a position to begin the next stage of clinical development around the end of 2004.

The company anticipates that such clinical trials will be undertaken in collaboration with a co-development/commercialisation partner. In this context ReGen is now working with a licensing company to assist with finding such a partner.

ReGen has also made considerable progress in planning the development opportunities for Colostrinin™ as a nutraceutical, in particular in the United States.

Scientific and Commercial Development *(Continued)*

With regard to the manufacturing of Colostrinin™ it has been confirmed that the more readily available bovine colostrum (as opposed to ovine), can be used as the source material. Work is now underway with a major US bovine colostrum processor to achieve manufacturing scale up and this enables us cost-effective access to a manufacturing facility without any major capital expenditure.

Also, although preliminary data only is available at the moment, a proteomics screen with Colostrinin™ has shown that it has the ability to selectively modulate the expression of proteins by nerve cells in culture. This confirms that active principles within Colostrinin™ are able to activate cells and direct the synthesis of proteins. The nature of these proteins is now being investigated. This work offers the prospect of shedding even more light on the way Colostrinin™ works and identifying new potential disease targets and uses.

The results of our clinical trial RG-010 will be published in the peer reviewed Journal of Alzheimer's Disease February 2004 edition. The publication of the article will communicate the potential of Colostrinin™ as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners.

2004

In 2004 we propose to develop the business by achieving manufacturing scale-up, a licensing deal and further development of our science. With this achieved, ReGen will be a very different company at the end of the year.

Percy W. Lomax

Percy W Lomax
Executive Chairman

26th February 2004

Executive Summary

ReGen Therapeutics Plc was formed in 1998 to develop Colostrinin™ as a drug for the treatment of Alzheimer's disease and other neurological disorders. To provide capital for this programme the company was floated on the Ofex market in December 1998 and on the Alternative Investment Market (AIM) of the London Stock Exchange in March 2002. In the Public offerings and subsequent offerings the company has raised £12.5m. We regard our ability to raise capital under difficult market conditions as crucial as it has enabled us to carry out our programme.

The company has used its money to achieve a number of significant clinical and scientific milestones:

- ReGen's placebo controlled clinical trial on 106 Alzheimer's sufferers over 30 weeks (RG-010) was finished in the Summer of 2002 and reached its clinical end-point of cognitive efficacy.
- Mode of action paper published. *
- Development of bio-assays to enable manufacturing scale-up.
- Manufacturing scale-up started January 2004.
- Continuing science programmes at The University of Texas Medical Branch, Roswell Park (Cancer Institute) - USA, the Open University, Proteome Sciences Plc, St. George's Hospital, Tooting - UK and EiRx Therapeutics Plc, - Ireland.

In addition to manufacturing scale-up the company's programme includes the following targets:

- To sign a deal with a co-development/licensing partner.
- To be back in clinical trials with a licensing partner around the end of 2004.
- To investigate further uses of Colostrinin™ including use as a dietary supplement.
- To acquire further complementary businesses.
- To develop our general science further.

Background

ReGen Therapeutics was formed in 1998 to undertake the development of Colostrinin™, as a drug for the treatment of Alzheimer's disease and other neurological disorders. Colostrinin™ is a proline-rich polypeptide complex developed from colostrum, mammals' first milk after the birth of an offspring and which is widely recognised for its immune properties.

ReGen acquired the intellectual property rights for Colostrinin™ from the Ludwik Hirszfeld Institute of Immunology & Experimental Therapy in Wroclaw, Poland that had been carrying out tests on patients for a number of years with apparent success.

ReGen made a decision to conduct initial patient trials in Poland as the authorities there were satisfied as to the safety of the drug following trials in Poland between 1995 and 1998. The largest and most robust of these, a study showing that Colostrinin™ was more effective than placebo and organic selenium and was well-tolerated, was published in 1999.**

ReGen's placebo-controlled clinical trial on 106 Alzheimer's sufferers over 30 weeks (RG-010) was completed in the summer of 2002 and the results demonstrated efficacy in a significant proportion of patients treated, with no safety concerns. A peer reviewed manuscript detailing the full results of the study is scheduled to be published in the February 2004 edition of the Journal of Alzheimer's Disease.

---

* I Boldogh et al, Journal of Molecular Neuroscience (2003), 20, 125-134

** J Leszek et al (1999), Archivum Immunologiae et Therapiae Experimentalis (Archives of Immunology and Experimental Therapy), 47, 377-385

Key results of the study were:

- Approximately 40% of patients on Colostrinin™ were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response.
- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial.
- Efficacy demonstrated in both mild and moderate symptom groups as measured by ADAS cog (a measure of cognitive/memory function), with greatest effects seen in earlier stages of the disease.
- No drug-related serious adverse events or safety concerns were observed during the trial.

Following completion of this trial ReGen has been undertaking an extensive scientific development programme, much of it in collaboration with The University of Texas Medical Branch.

Key areas of activity have focused on developing a greater understanding of the mode of action of Colostrinin™, which in turn has enabled development of bio-assays and the identification of animal (in-vivo) models. These are crucial elements in developing an effective manufacturing process and fully evaluating the therapeutic potential of Colostrinin™ in Alzheimer's and other diseases. Progress made to date encourages the Company to believe that continuation of this work will place ReGen in a position to begin the next stage of clinical development around the end of 2004.

The company anticipates that such clinical trials will be undertaken in collaboration with a co-development/commercialisation partner. In this context ReGen is working with a licensing company to assist with finding such a partner.

Colostrinin™ Science Programme

Colostrinin™ was first isolated from ovine colostrum and characterised as a proline-rich polypeptide (Janusz, 1974). It contains about 22% of proline, a high proportion of non-polar amino acids, and no alanine, arginine, histidine, tryptophan, methionine and cysteine residues. Colostrinin™ has been shown to be an immunoregulator that may induce maturation and differentiation of murine thymocytes. Also, it was demonstrated that Colostrinin™, and its active nonapeptide fragment (NP), obtained after proteolytic digestion, are inducers of IFN gamma and TNF alpha in the peripheral blood lymphocytes. Finally, Colostrinin™ has been shown to promote the scavenging of free radicals in brain tissue, induce IFN gamma and to promote the differentiation of neuroblastoma cells. The diverse biological activity of Colostrinin™ makes it very attractive for the treatment of Alzheimer's disease.

Alzheimer's disease is characterised by the accumulation of abnormal protein fibrils, including senile plaques, causing selective neuronal loss in the central nervous system. The primary components of senile plaques are insoluble aggregates of a peptide called amyloid beta. In addition, an abnormally high level of iron is witnessed in the brains of Alzheimer's disease patients. This is thought to be oxidised in the brain, giving rise to free radicals which then go on to damage cells.

Colostrinin™ Science Programme *(Continued)*

Details on the potential mode of action of Colostrinin™ was first presented at the 18th International Conference on Alzheimer's disease in Barcelona, Spain in October 2002. This work has been published in the Journal of Molecular Neuroscience*.

Dr Kruzel the presenting investigator stated: *"Accumulating evidence implicates oxidative stress in the pathogenesis of several neurodegenerative diseases, including AD. Increased lipid peroxidation, decreased levels of polyunsaturated fatty acids, and increased levels of 4-hydroxynonenal (4HNE), (highly reactive molecules produced by the generation of free radicals and capable of damaging important cellular components) are present in the brain of AD sufferers.*

In vitro data presented today show that Colostrinin™ reduces the abundance of 4HNE-protein adducts, reduces intracellular levels of reactive oxygen species, inhibits 4HNE-mediated glutathione (GSH) depletion (important for maintenance of cellular red-ox status, metabolism and enzyme regulation) and inhibits 4HNE-induced activation of p53 protein and c-Jun NH2-terminal kinase enzymes (both involved in the process of apoptosis – programmed cell death).

The findings suggest that Colostrinin™ can down-regulate 4HNE-mediated lipid peroxidation and its product-induced signalling that leads to pathological changes at the cellular and organ level. These results may help to explain the clinical benefits of Colostrinin™, as seen in the recently completed clinical study in Alzheimer's disease patients, and suggest potential applications in other diseases which are mediated by reactive oxygen species."

The significance of this work is that it suggests at least two ways in which Colostrinin™ might achieve its clinical activity, in that it may both act as a modulator of oxidative stress and have some regulatory effect on apoptosis.

Oxidative stress is a general term for the build-up of harmful oxidising materials as a result of normal/abnormal cell metabolism. This build-up gradually overwhelms the processes, which normally neutralise these materials, leading to the damage of important molecules (e.g. enzymes) and the impairment of their function, ultimately leading to disease. Oxidative stress has recently been implicated as a key feature in the development of neurodegenerative diseases such as Alzheimer's disease.

Apoptosis is the mechanism of cell death in normal cells, when they reach the end of their life expectancy. However, premature apoptosis is also triggered by many disease processes.

Dosage and Manufacturing

Developing a better understanding of how Colostrinin™ works is enabling ReGen to develop several new in-vitro assays, which may better represent the clinical activity of Colostrinin™. The most advanced of these have already shown evidence of a 'dose-response' relationship, offering the possibility that higher doses of Colostrinin™ might lead to a better clinical response.

With regard to the manufacturing of Colostrinin™, it has been confirmed that the more readily available bovine colostrum (as opposed to ovine) can be used as the source material. A contract has been signed with a major US bovine colostrum processor, which will enable cost-effective access to a manufacturing facility without any major capital expenditure.

Other potential uses for Colostrinin™

ReGen has also made considerable progress in planning the development opportunities for Colostrinin™ as a dietary supplement, in particular in the United States.

Although preliminary data only is available at the moment, a proteomics screen with Colostrinin™ has shown that it has the ability to selectively modulate the expression of proteins by nerve cells in culture. This confirms that active principles within Colostrinin™ are able to activate cells and direct the synthesis of proteins. The nature of these proteins is now being investigated. This work offers the prospect of identifying new potential disease targets and uses.

About Alzheimer's disease (Source ADI)

Alzheimer's disease is the most common cause of dementia. Dementia is a collective name for progressive degenerative brain syndromes, which affect memory, thinking, behaviour and emotion.

Symptoms may include:

- loss of memory
- difficulty in finding the right words or understanding what people are saying
- difficulty in performing previously routine tasks, and
- personality and mood changes.

There are currently an estimated 18 million people in the world with dementia. 66% of people with dementia live in developing countries.

There is no cure for Alzheimer's disease or for most other causes of dementia. However, many of the problems associated with dementia such as restlessness and depression can be treated. It may also be possible, especially in the early stages of dementia, to improve someone's memory with medication. There is an immense amount of research into new drug treatments for Alzheimer's disease and the other dementias.

Recent developments have been in the form of a group of drugs known as cholinesterase inhibitors or anti-cholinesterase drugs. These drugs work by reducing the breakdown of acetylcholine in the brain. Acetylcholine is a chemical substance that occurs naturally in the brain and enables nerve cells in the brain to pass messages to each other. Research has shown that many people with Alzheimer's disease have a reduced amount of acetylcholine, and it is thought that the loss of this chemical may result in deterioration of memory. These drugs include galantamine, donepezil hydrochloride and rivastigmine. Side effects may include diarrhoea, nausea, insomnia, fatigue and loss of appetite. These drugs are not a cure, and may only stabilise some of the symptoms of early to mid stage Alzheimer's disease for a limited period of time.

ReGen management

Percy Lomax BSc (Econ)
(Executive Chairman)

Percy Lomax joined the commercial intelligence department of Allen & Hanbury's, part of the Glaxo Group, in July 1967 and has been involved in the drug industry since then, either as an adviser or an employee. He was stockbroker in August 1987 to the flotation of Medirace Plc, which became Medeva Plc. As a healthcare analyst at Robert Fleming and Co he worked on the second fund raising for Wellcome in 1992. In 1995 he co-founded PolyMasc Pharmaceuticals Plc and was instrumental in its flotation in December of that year. In 1996 he was responsible for the rescue rights issue of Proteus Plc and the flotation of Oxford BioMedica plc. He joined the Board of ReGen prior to the flotation.

Malcolm Beveridge
(Non-executive Director and Deputy Chairman)

Malcolm Beveridge qualified as a solicitor in 1976. He joined Hextall Erskine & Co. in 1971 and worked there until 1980 when he formed Healy Beveridge. Since then he has been a senior partner in a number of firms of solicitors bearing his name and is now currently senior partner at Beveridge & Co., specialising in commercial law. Malcolm also jointly owns an investment company, C E Beveridge & Company Limited. He joined the Board of ReGen prior to the flotation.

Norman Lott BSc ACA
(Finance Director and Company Secretary)

Norman Lott qualified as a chartered accountant in 1980 with Ernst & Whinney and joined Peat Marwick Mitchell & Company in their Hong Kong office in 1981. From 1984 onwards he held a number of senior financial positions in commerce and industry before joining Tiger Books International Plc in 1993 as finance director and was subsequently appointed as deputy managing director. He joined the Board of ReGen as Finance Director in June 1999.

Keith Corbin ACIB
(Non-executive Director)

Keith Corbin is a non-executive Director of ReGen and has served on the Board of the Company since 1998. For the last twenty-five years, he has served as the Group Managing Director and Chairman of financial services businesses in various parts of the World. From 1979 to 1997, he was the group managing director of Havelet Holdings Limited and is currently the chairman of an independent financial services business, Nerine Trust Company Limited, with operations in Guernsey and the British Virgin Islands. He serves as a non-executive director on various boards. He is an associate of the Chartered Institute of Bankers and a member of the Society of Trust and Estate Practitioners.

Martin Small
(New Projects Director)

Martin Small entered the international commodity trade in 1982, initially trading sugar in the Far Eastern and Middle Eastern markets, before moving to commodity broking in 1985. Working with clients in the Far East and West Africa, he gained an extensive knowledge of the oilseed industry and, in particular, the Hong Kong edible oil market. From the beginning of 1991, Martin developed various industrial business ventures in Scandinavia and Poland. In 1996 he met Jerzy Georgiades and learned of his work on a prospective therapy for Alzheimer's disease in Poland. The work with Dr Georgiades lead to their founding of The Georgiades Foundation Ltd and the acquisition of the ownership and development rights to Colostrinin™ from its original Polish investors in October 1997. Following the sale of The Georgiades Foundation Ltd to ReGen in October 1998, Martin joined ReGen as General Manager and was appointed to the Board as New Projects Director on 10 December 2002.

Timothy Shilton BSc Hons
(Development Director)

Tim Shilton has been involved in the pharmaceutical industry for over 20 years. After completing his degree at Surrey University in 1979 Tim joined the Regulatory Affairs Department at Wellcome, where he was specifically involved in product registration and licensing. He later transferred to International Strategic Marketing/New Products, where he was part of the team responsible for establishing Wellcome as the market leader in antivirals with Zovirax (aciclovir) and Retrovir (AZT). After leaving Wellcome in 1995 Tim consulted for various pharmaceutical and healthcare communications companies, before joining Phairson Medical in 1996, as product development and marketing director. Tim joined ReGen in November 2000 as Development Manager and was appointed to the Board as Development Director on 10th December 2002.

Professor Marian L Kruzel PhD
Scientific Consultant

Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, The University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also, he serves as a reviewer on several scientific journals, including *Clinical and Experimental Immunology, Cellular and Molecular Biology Letters,* and *Journal of Experimental Therapeutics and Oncology.* In 1999 Prof. Kruzel founded PharmaReview Corporation, a consulting firm that provides guidance to bio-medical research companies in various project design and development of clinical protocols. He is the former chairman of the board of Cancer Coalition of America. Through a consultancy agreement with the company Prof. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the company.

Report of the directors for the year ended 31 December 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

Results and dividends

The profit and loss account is set out on page 15 and shows the loss for the year.

The directors do not recommend the payment of an ordinary dividend.

Principal activities, trading review and future developments

The principal activity of the group was drug development and ancillary services.

A review of the business and future developments is contained in the Chairman's statement on pages 2 and 3.

Policy of the payment of creditors

Amounts due to suppliers are settled promptly within their terms of payment except in cases of dispute.

The number of days purchases of the company represented by trade creditors at 31 December 2003 was 42 (2002 – 34).

Corporate governance

The directors acknowledge the importance of the 'Principles of Good Governance and Code of Best Practice' published by the UK Listing Authority (usually described as the 'Combined Code') and intend to apply them as appropriate to the company given its size and nature.

A remuneration committee has been established and is comprised of 2 non-executive directors. It reviews the performance of executive directors and senior executives and recommends the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of shareholders. No director participates in decisions concerning his own remuneration.

An audit committee has been established and includes non-executive directors.

Research and development

All expenditure incurred in respect of the development of Colostrinin™ has been charged to the profit and loss account in accordance with the company's stated accounting policy.

Directors

The directors of the company during the year were:

P W C Lomax
M C R Beveridge – Non-executive
K B Corbin – Non-executive
N A C Lott
M J Small
T S Shilton

Directors' interests

The beneficial interests in the shares of the company of the directors at the year end were:

	Ordinary shares of 5p each	
	31 December 2003	**31 December 2002**
P W C Lomax	1,782,069	1,448,736
M C R Beveridge	2,552,326	2,552,326
K B Corbin	105,000	105,000
N A C Lott	32,000	32,000
M J Small	1,348,736	1,348,736
T S Shilton	-	-

Share options held by directors are disclosed in note 6 to the financial statements.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

On 31 December 2003, BDO Stoy Hayward, the company's auditors, transferred its business to BDO Stoy Hayward LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. Accordingly BDO Stoy Hayward resigned as auditors on that date and the directors appointed BDO Stoy Hayward LLP as its successor. A resolution to reappoint BDO Stoy Hayward LLP as auditors will be proposed at the next annual general meeting.

By order of the Board

N Lott

Secretary

Date 26th February 2004

To the shareholders of ReGen Therapeutics Plc

We have audited the financial statements of ReGen Therapeutics Plc for the year ended 31 December 2003 on pages 15 to 35 which have been prepared under the accounting policies set out on pages 19 and 20.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company is not disclosed.

We read other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental uncertainty – going concern

In forming our opinion, we have considered the adequacy of the disclosures made in note 25 of the financial statements concerning the uncertainty as to the outcome of future fund-raising. In view of the significance of this matter we consider that it should be drawn to your attention. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2003 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

BDO Stoy Hayward LLP

BDO STOY HAYWARD LLP
Chartered Accountants
and Registered Auditors
London

Date 26 FEBRUARY 2004

Consolidated profit and loss account for the year ended 31 December 2003

	Note	2003 £	2002 £
Administrative costs			
Development costs		325,636	580,246
Other		905,619	1,211,531
Goodwill Amortisation		74,490	74,490
Operating loss	2	(1,305,745)	(1,866,267)
Interest receivable		10,391	22,157
Amounts written off current asset investments		(688,106)	(525,000)
Interest payable	3	(8,098)	(2,257)
Loss on ordinary activities before taxation		(1,991,558)	(2,371,367)
Taxation on loss from ordinary activities	7	30,000	64,754
Loss on ordinary activities after taxation	17	(1,961,558)	(2,306,613)
Basic and diluted loss per share	8	(0.98p)	(3.05p)

All amounts relate to continuing activities.
All recognised gains and losses are included in the profit and loss account.

The notes on pages 19 to 35 form part of these financial statements.

Consolidated balance sheet at 31 December 2003

	Note	2003 £	2003 £	2002 £	2002 £
Fixed assets					
Intangible assets	9		1,825,445		1,861,786
Tangible assets	10		4,357		24,087
			1,829,802		1,885,873
Current assets					
Investments	12	-		535,606	
Debtors	13	484,002		135,211	
Cash at bank and in hand		996,215		6,570	
		1,480,217		677,387	
Creditors: amounts falling due within one year	14	281,769		358,515	
Net current assets			1,198,448		318,872
Total assets less current liabilities			3,028,250		2,204,745
Capital and reserves					
Called up share capital	16		5,559,733		4,656,070
Share premium	17		7,592,878		5,711,478
Profit and loss account	17		(10,124,537)		(8,162,979)
Equity shareholders' funds	18		3,028,074		2,204,569
Non-equity minority interests			176		176
			3,028,250		2,204,745

The financial statements were approved by the Board on 26th February 2004

Percy W. Lomax

P W C Lomax
Director

The notes on pages 19 to 35 form part of these financial statements.

Company balance sheet at 31 December 2003

	Note	2003 £	2003 £	2002 £	2002 £
Fixed assets					
Intangible assets	9		522,894		486,370
Tangible assets	10		4,357		17,424
Investments	11		2,841,293		2,818,522
			3,368,544		3,322,316
Current assets					
Investments	12	-		*535,606*	
Debtors	13	484,002		134,956	
Cash at bank and in hand		995,799		6,154	
		1,479,801		676,716	
Creditors: amounts falling due within one year	14	207,661		282,995	
Net current assets			1,272,140		393,721
Total assets less current liabilities			4,640,684		3,716,037
Capital and reserves					
Called up share capital	16		5,559,733		4,656,070
Share premium	17		7,592,878		5,711,478
Profit and loss account	17		(8,511,927)		(6,651,511)
Equity shareholders' funds	18		4,640,684		3,716,037

The financial statements were approved by the Board on 20th February 2004

Percy W. Lomax

P W C Lomax
Director

The notes on pages 19 to 35 form part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2003

	Note	2003 £	2003 £	2002 £	2002 £
Net cash outflow from operating activities	19		(1,609,927)		(1,785,178)
Returns on investments and servicing of finance					
Interest received		10,391		22,157	
Interest paid		(8,098)		(2,257)	
			2,293		19,900
Taxation			83,533		195,199
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(92)		(4,749)	
Payments to acquire intangible fixed assets		(49,719)		(75,068)	
			(49,811)		(79,817)
Net cash outflow before management of liquid resources and financing			(1,573,912)		(1,649,896)
Management of liquid resources					
(Increase)/decrease in short term deposits		(941,221)		950,000	
Sales of short-term investments		597,500		-	
			(343,721)		950,000
Financing					
Proceeds of shares issued for cash		2,095,350		492,470	
Expenses paid on share issue		(60,287)		(3,921)	
			2,035,063		488,549
Increase/(decrease) in cash	20		117,430		(211,347)

The notes on pages 19 to 35 form part of these financial statements.

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The following principal accounting policies have been applied:

Basis of consolidation

The group financial statements incorporate the results of ReGen Therapeutics Plc and all of its subsidiary undertakings (from the date of acquisition where applicable). Intra group sales and profits are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and written off in equal annual instalments over its estimated useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Depreciation

Depreciation is provided to write off the cost, less residual values of all tangible fixed assets evenly over their expected useful lives. It is calculated at the following rate:

Office equipment - 25% per annum on cost

Valuation of investments

Investments held as current assets are stated at the lower of cost and market value.

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates. Any differences are taken to the profit and loss account.

Financial instruments

In relation to the disclosures made in note 15:

- short-term debtors and creditors are not treated as financial assets or financial liabilities
- the group does not hold or issue derivative financial instruments for trading purposes

1 Accounting policies *(Continued)*

Research and development

Expenditure on pure and applied research and development costs are charged to the profit and loss account in the year in which it is incurred.

Patents and trademarks

Costs to obtain patent rights for the use of Colostrinin have been capitalised and will be amortised over the expected useful life of the patent from the date the patent is granted.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Liquid resources

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2 Operating loss

		2003 £	2002 £
This has been arrived at after charging:			
Depreciation of owned assets		**19,822**	19,121
Amortisation of goodwill		**74,490**	74,490
Amortisation of patent costs		**11,570**	2,107
Auditors' remuneration	- audit fee - group and company	**26,000**	24,000
	- other services	**22,550**	19,250
Operating lease rentals	- land and buildings	**46,138**	55,735

3 Interest payable

	2003 £	2002 £
Bank interest	**8,098**	2,257

4 Loss attributable to members of the parent company

The company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements.

The group loss for the year includes a loss after tax of £1,860,416 (2002 - £2,102,235) which is dealt with in the financial statements of the parent company.

5 Employees

	2003 £	2002 £
Staff costs consist of:		
Wages and salaries	**339,433**	590,693
Social security costs	**38,148**	53,127
	377,581	643,820

The average number of employees of the group during the year, including directors, was as follows:	Number	Number
Administration	6	9
Scientific	1	2
	7	11

6 Directors

		2003 £	2002 £
Directors' emoluments by individual:			
P W C Lomax		**72,600**	45,200
M C R Beveridge		**25,000**	25,000
K B Corbin		**17,500**	15,000
Dr J Georgiades	(resigned 2 September 2002)	-	100,000
D W Gration	(resigned 30 November 2002)	-	13,750
M J Harvey	(resigned 30 August 2002)	-	72,820
N A C Lott		**64,350**	71,100
M J Small	(appointed 10 December 2002)	**66,150**	5,513
T S Shilton	(appointed 10 December 2002)	**62,000**	4,583
		307,600	352,966
Compensation for loss of office (payable to M J Harvey)		-	30,000

The share options of the directors at the year end under share option schemes are set out below:

	1 January 2003 and 31 December 2003 Number	Exercise price	Date from which exercisable	Expiry date
K B Corbin	150,000	28p	24 March 2002	23 March 2010
N A C Lott	150,000	28p	24 March 2002	23 March 2010
M J Small	150,000	12p	5 December 2002	4 December 2011
T S Shilton	150,000	12p	5 December 2002	4 December 2011

No options lapsed during the year. The market price of the shares at 31 December 2003 was 2.5p and the range during the financial year was 0.88p to 5.63p.

7 Taxation

	2003 £	2002 £
UK corporation tax credit in respect of current period	**40,000**	83,531
Underprovision in respect of prior years	**(10,000)**	(18,777)
Total current tax credit	**30,000**	64,754

The group has tax losses of approximately £6,200,000 (2002 - £4,200,000) for offset against future profits.

The tax for the year differs from the standard rate of corporation tax in the UK. The differences are explained below:

	2003 £	2002 £
Loss on ordinary activities before tax	**1,991,558**	2,371,367
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30% (2002 – 30%)	**597,467**	711,410
Effects of:		
Expenses not deductible for tax purposes	**(250,828)**	(37,479)
Enhanced relief tax research and development	**25,385**	56,375
Capital allowances for year in excess of depreciation	**42,049**	44,217
Unrealised loss on investment	**-**	(157,500)
Unrelieved tax losses	**(414,575)**	(588,444)
Unrelieved overseas tax losses	**502**	(28,579)
Adjustment to tax for charge in respect of previous years	**(10,000)**	(18,777)
R & D tax credit refundable	**40,000**	83,531
Current tax credit for the year	**30,000**	64,754

8 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 200,799,291 ordinary shares of 0.1p each and the loss is £1,961,558 (2002 - 75,500,242 ordinary shares of 5p each and a loss of £2,306,613).

The effect of all potential ordinary shares is anti-dilutive.

9 Intangible assets

Group	**Goodwill** £	**Patent rights** £	**Trade marks** £	**Total** £
Cost				
At 1 January 2003	1,415,065	818,112	4,681	2,237,858
Additions	-	49,719	-	49,719
At 31 December 2003	**1,415,065**	**867,831**	**4,681**	**2,287,577**
Amortisation				
At 1 January 2003	372,449	3,623	-	376,072
Charge for the year	74,490	11,570	-	86,060
At 31 December 2003	**446,939**	**15,193**	-	**462,132**
Net book value				
At 31 December 2003	**968,126**	**852,638**	**4,681**	**1,825,445**
At 31 December 2002	1,042,616	814,489	4,681	1,861,786

Company	**Patent rights** £
Cost	
At 1 January 2003	489,402
Additions	41,702
At 31 December 2003	**531,104**
Amortisation	
At 1 January 2003	3,032
Charge for the year	5,178
At 31 December 2003	**8,210**
Net book value	
At 31 December 2003	**522,894**
At 31 December 2002	486,370

10 Tangible assets

Group	**Office equipment £**
Cost	
At 1 January 2003	77,466
Additions	92
At 31 December 2003	**77,558**
Depreciation	
At 1 January 2003	53,379
Charge for the year	19,822
At 31 December 2003	**73,201**
Net book value	
At 31 December 2003	**4,357**
At 31 December 2002	24,087

Company	
Cost	
At 1 January 2003	55,212
Additions	92
At 31 December 2003	**55,304**
Depreciation	
At 1 January 2003	37,788
Charge for the year	13,159
At 31 December 2003	**50,947**
Net book value	
At 31 December 2003	**4,357**
At 31 December 2002	17,424

11 Investments - Company

	Investments in subsidiary undertaking £	Loans to subsidiary undertakings £	Total £
At beginning of year	1,424,287	1,394,235	2,818,522
Movement in year	-	22,771	22,771
At end of year	**1,424,287**	**1,417,006**	**2,841,293**

The investment at 31 December 2003 represents a 100% investment in ReGen Polska and a 100% interest in the equity share capital of The Georgiades Foundation Limited and its wholly owned subsidiaries, ReGen Biotech Limited and Georgiades Biotech Limited. All of the above are unlisted companies.

Name	**Country of registration**	**Nature of business**
ReGen Biotech Limited *	Great Britain	Dietary supplement licensee
The Georgiades Foundation Limited	British Virgin Islands	Developer of Colostrinin
Georgiades Biotech Limited *	British Virgin Islands	Developer of Colostrinin
ReGen Polska	Poland	Developer of Colostrinin

* Interest held indirectly via The Georgiades Foundation Limited.

The investment in The Georgiades Foundation Limited is as follows:

Class of share	**Number of shares in issue**	**Percentage held**
10c ordinary 'A' shares	**22,100**	**100**
10c deferred shares	**6,852**	**58**
	28,952	

The share capital of The Georgiades Foundation Limited is denominated in US dollars.

12 Current asset investments

	Group and Company 2003 £	2002 £
Cost of listed investments	-	1,060,606
Market value at 31 December 2003	-	535,606

13 Debtors

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Other debtors	430,540	24,092	430,540	23,839
Prepayments	53,462	67,588	53,462	67,586
Corporation tax	-	43,531	-	43,531
	484,002	135,211	484,002	134,956

All debtors are due within one year.

14 Creditors: amounts falling due within one year

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Bank overdraft	-	69,006	-	69,006
Trade creditors	141,989	177,919	141,469	175,986
Corporation tax	10,000	-	10,000	-
Other taxes and social security costs	11,818	11,072	11,818	11,072
Other creditors	80,024	80,518	6,436	6,931
Accruals	37,938	20,000	37,938	20,000
	281,769	358,515	207,661	282,995

15 Financial instruments

The group's financial instruments comprise principally of cash and current asset investments. The main purpose of these financial instruments is to finance the group's operations.

The group has decided to finance its operations mainly through share issues in exchange for cash or current asset investments. The reasons for this policy is set out in the Chairman's statement. The principal risk to the group is liquidity and further reduction in the value in investments and this is kept under review by the directors. The directors do not believe the group has any significant currency risk or interest rate risk. The cash deposits are held in a mixture of short term deposits and current accounts at floating rates. The directors are of the opinion that there is no difference between the fair value and book value of financial instruments.

16 Share capital

	2003 £	2002 £
Authorised		
29,610,000,000 ordinary shares of 0.1p each		
(2002 – 700,000,000 ordinary shares of 5p each)	**29,610,000**	35,000,000
110,000,000 deferred shares of 4.9p each	**5,390,000**	-
	35,000,000	35,000,000
Called up share capital issued		
261,784,724 ordinary shares of 0.1p each		
(2002 - 93,121,391 ordinary shares of 5p each)	**261,785**	4,656,070
108,121,391 deferred shares of 4.9p each	**5,297,948**	-
	5,559,733	4,656,070

On 31 March 2003, every authorised unissued ordinary share of 5p each was subdivided into fifty ordinary shares of 0.1p each and every issued ordinary share of 5p was subdivided into and reclassified as one ordinary share of 0.1p and one deferred share of 4.9p. Deferred shares do not carry voting rights and have no right to receive dividends. Deferred shareholders are entitled to receive the amount paid up or credited as paid up on their respective holdings of deferred shares only after there has been paid on each ordinary share the nominal amount paid up on such share plus a further £1m per share. The holders of the deferred shares shall not be entitled to participate further in any distribution of the assets or the capital of the company.

On 30 January 2003 15,000,000 ordinary shares of 5p each were issued in exchange for 750,000 10p ordinary shares in Jubilee Investment Trust plc at a premium of 90p per share.

16 Share capital *(Continued)*

On 10 April 2003 and 24 April 2003, the company issued 32,793,333 and 20,000,000 ordinary shares of 0.1p each respectively at a premium of 0.65p per share.

On 22 July 2003, the company issued 63,600,000 ordinary shares of 0.1p each at a premium of 1.4p per share.

On 10 December 2003 and 23 December 2003, the company issued 32,600,000 and 4,670,000 ordinary shares of 0.1p each respectively at a premium of 1.9p per share.

The issued shares rank pari passu with existing shares.

16 Share capital *(Continued)*

The movements during the year of issued share capital, issued deferred share capital and share premium are set out below:

	Date	Nominal value £	Number of ordinary shares	Number of deferred shares	Issued share capital £	Issued deferred share capital £	Premium per share on issue £	Share premium £
At 1 January 2003	01/01/2003	0.05	93,121,391	-	4,656,070	-		5,711,478
Share issue	30/01/2003	0.05	15,000,000	-	750,000	-		-
			108,121,391	-	5,406,070	-		5,711,478
Subdivision and reclassification of shares	31/03/2003	0.001	108,121,391		108,121	-		-
		0.049		108,121,391	-	5,297,948		-
			108,121,391	108,121,391	108,121	5,297,948		5,711,478
Share issue	10/04/2003	0.001	32,793,333	-	32,793	-	0.0065	213,157
Share issue	24/04/2003	0.001	20,000,000	-	20,000	-	0.0065	130,000
Share issue	22/07/2003	0.001	63,600,000	-	63,600	-	0.014	890,400
Share issue	10/12/2003	0.001	32,600,000	-	32,600	-	0.019	619,400
Share issue	23/12/2003	0.001	4,670,000	-	4,670	-	0.019	88,730
Less total share issue costs								(60,287)
At 31 December 2003			**261,784,724**	**108,121,391**	**261,785**	**5,297,948**		**7,592,878**

16 Share capital *(Continued)*

Share options

At 31 December 2003, total share options outstanding under the company's unapproved share option plan are as set out below:

Date of grant	Number of shares	Date from which options are first exercisable	Lapse date	Price per share
24 March 2000	300,000	24 March 2002	23 March 2010	28p
23 June 2000	89,285	23 June 2001	11 January 2004	28p
7 December 2000	200,000	1 December 2002	30 November 2010	28p
5 December 2001	300,000	5 December 2002	4 December 2011	12p
25 July 2002	89,285	25 July 2002	24 July 2007	7p
25 November 2003	1,150,000	25 November 2003	24 November 2008	6p

No new options were issued to directors during the year.

17 Reserves

Group and company	Share premium £
At 1 January 2003	5,711,478
Shares issued	1,941,687
Associated costs written off	(60,287)
At 31 December 2003	**7,592,878**

17 Reserves *(Continued)*

Group	Profit and loss account £
At 1 January 2003	(8,162,979)
Loss transferred to reserves	(1,961,558)
At 31 December 2003	**(10,124,537)**

Company	
At 1 January 2003	(6,651,511)
Loss transferred to reserves	(1,860,416)
At 31 December 2003	**(8,511,927)**

18 Reconciliation of movements in equity shareholders' funds

Group	2003 £	2002 £
Loss for the financial year	**(1,961,558)**	(2,306,613)
New share issue	**903,663**	1,306,841
Premium on new share issue net of issue costs	**1,881,400**	242,315
Decrease to equity shareholders' funds	**823,505**	(757,457)
Opening equity shareholders' funds	**2,204,569**	2,962,026
Closing equity shareholders' funds	**3,028,074**	2,204,569

Company	2003 £	2002 £
Loss for the financial year	**(1,860,416)**	(2,102,235)
New share issue	**903,663**	1,306,841
Premium on new share issue net of issue costs	**1,881,400**	242,315
Decrease to equity shareholders' funds	**924,647**	(553,079)
Opening equity shareholders' funds	**3,716,037**	4,269,116
Closing equity shareholders' funds	**4,640,684**	3,716,037

19 Reconciliation of operating loss to net cash outflow from operating activities

	2003 £	2002 £
Operating loss	**(1,305,745)**	(1,866,267)
Amortisation	**86,060**	76,597
Depreciation	**19,822**	19,121
(Increase)/decrease in debtors	**(392,323)**	59,293
Decrease in creditors	**(17,741)**	(73,922)
Net cash outflow from operating activities	**(1,609,927)**	(1,785,178)

20 Reconciliation of net cash flow to movement in net funds

	2003 £	2002 £
Increase/(decrease) in cash in the year	**117,430**	(211,347)
Increase/(decrease) in liquid resources	**343,721**	(950,000)
Movement in net funds in the year arising from cash flows	**461,151**	(1,161,347)
Non cash movement	**61,894**	535,606
Net funds at start of year	**473,170**	1,098,911
Net funds at end of year (note 21)	**996,215**	473,170

21 Analysis of net funds

	At start of year £	Cash flow £	Non cash movement £	At end of year £
Cash in hand	6,570	48,424	-	**54,994**
Liquid resources	535,606	343,721	61,894	**941,221**
Bank overdraft	(69,006)	69,006	-	-
Total	473,170	461,151	61,894	**996,215**

22 Major non-cash transaction

On 30 January 2003 the company issued 15,000,000 ordinary shares of 5p each (£750,000) in exchange for 750,000 ordinary shares at 100p each in Jubilee Investment Trust plc.

23 Commitments under operating leases

As at 31 December 2003, the company had annual commitments under non-cancellable operating leases as set out below:

Group and company	**Land and buildings 2003 £**	**Land and buildings 2002 £**
Operating leases which expire:		
Within one year	**38,000**	-
In two to five years	**9,500**	-

24 Related party transactions

The following directors provided services on an arms length basis to the group and the amounts charged were:

P W C Lomax	£6,989 (2002 - £3,480) Services through Lomax Pharmaceutical Consulting of which P W C Lomax is a partner The balance outstanding at 31 December 2003 was £Nil (2002 - £Nil).

25 Going concern

The directors have reviewed and amended the company's plans for utilising its existing resources and identified a need for additional funding during the next financial year. The directors are considering a number of methods of meeting the funding requirements.

On this basis the directors consider it appropriate to prepare the financial statements on the going concern basis.

If the fundraising and ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

26 Post balance sheet events

On 12 February 2004 ReGen Therapeutics Plc issued 18,181,818 new ordinary shares at 2.75p per share.

On 13 February 2004 the following directors of the company were granted options over the company's ordinary shares of 0.1p each as follows:

	Number	Exercise price	Date from which exercisable	Expiry date
P W C Lomax	1,500,000	6p	13 February 2004	13 February 2009
M J Small	900,000	6p	13 February 2004	13 February 2009
N A C Lott	750,000	6p	13 February 2004	13 February 2009
T S Shilton	600,000	6p	13 February 2004	13 February 2009
M C R Beveridge	400,000	6p	13 February 2004	13 February 2009
K B Corbin	350,000	6p	13 February 2004	13 February 2009